CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

Sun City Industries, Inc.

        Sun City Industries, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Company”), hereby certifies that the amendment set forth below to the Company’s Certificate of Incorporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware:

        Article I is hereby amended as follows:

      “NAME

        The name of the Corporation shall be Worldwide Biotech & Pharmaceutical Company.”

        IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be signed by its duly authorized officer as of this 21st day of December, 2004.

City Industries, Inc. BY: /S/ Tony Frudakis —————————————— Tony Frudakis, President Sun